STORM CAT ENERGY CORPORATION
INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2005 and 2004
(Stated in Canadian Dollars)
(Unaudited)

NOTES TO US READERS

These financial statements have been prepared according to Canadian GAAP. For US GAAP reconciliation please refer to the audited financial statements for the years ended December 31, 2004 and 2003.

BALANCE SHEETS

STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

STORM CAT ENERGY CORPORATION

INTERIM CONSOLIDATED BALANCE SHEET

(Unaudited)

$Canadian

	March 31, 2005	December 31, 2004
ASSETS
CURRENT ASSETS: Cash and cash equivalents:	$3,587,922	$3,210,145
Accounts receivable: Other accounts receivable	347,826	0
GST recoverable	19,771	35,438
Revenue receivable	203,175	129,756
Prepaid costs and other current assets	89,887	66,900
	4,248,580	3,442,238
PROPERTY AND EQUIPMENT: Oil and gas properties: (Note 3) Undeveloped property	8,980,684	2,514,830
Developed property	6,201,513	890,227
Less accumulated DD&A	(118,129)	(24,312)
Oil and gas properties, net	15,064,067	3,380,745
Other property and equipment	309,556	113,276
Less accumulated depreciation	(28,909)	(19,218)
Total other property, net	280,646	94,058
Total property and equipment, net	15,344,713	3,474,803
	$19,593,294	$6,917,041
LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES: Accounts payable - trade	$59,791	$0
Revenue payable	101,928	0
Accrued and other liabilities	428,821	723,705
	590,541	723,705
Asset retirement obligation	367,890	95,300
	958,431	819,005
STOCKHOLDERS' EQUITY Common stock, without par value (Note 4, 5)	20,218,595	7,562,437
Unlimited Common Shares Authorized 21,358,749 (2004: 16,280,357) common shares outstanding Share subscriptions	27,500	27,500
Contributed surplus	397,083	367,589
Prior year earnings	(2,008,316)	(1,859,491)
Total stockholders' equity	18,634,863	6,098,035
	$19,593,294	$6,917,041

APPROVED BY THE DIRECTORS:

"J. Scott Zimmerman"

"Chris Dyakowski"

The accompanying notes are an integral part of these financial statement

STORM CAT ENERGY CORPORATION
INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
(Unaudited)
$Canadian

	3 months ended March 31,
	2005	2004
OPERATING REVENUES: Oil and gas revenue	$539,823	$0
EXPENSES: Lease operating expense	133,719	0
Production taxes	35,386	0
DD&A	102,761	442
Investor Relations and Advertising	76,540	10,984
Professional Fees (Note 5)	136,847	107,614
Transfer Agent and Regulatory Fees	91,722	6,391
Travel and Entertainment	54,718	13,298
Office	20,158	4,665
General G&A	7,305	33
Stock Based Compensation	29,494	189,600
Total operating expenses	688,648	333,027
	(148,825)	(333,027)
OTHER INCOME (EXPENSE) Gain on disposition of mineral property	0	859
NET INCOME (LOSS)	(148,825)	(332,168)
DEFICIT, BEGINNING OF PERIOD	(1,859,491)	(676,071)
DEFICIT, END OF PERIOD	($2,008,316)	($1,008,239)
BASIC AND DILUTED LOSS PER SHARE	($0.007)	($0.040)

STORM CAT ENERGY CORPORATION
INTERIM STATEMENT OF CASH FLOWS
(Unaudited)
$Canadian

	3 months ended March 31,
	2005	2004
Cash flows from operating activities: Net income (loss)	($148,825)	($332,168)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: Depreciation, depletion, amortization, and impairment	102,761	442
Currency translation adjustment on DD&A	748	23
Gain on disposition of mineral properties	0	(859)
Stock-based compensation	29,494	189,600
Changes in operating working capital: (Increase) decrease in: Revenue receivable	(73,419)	0
Other accounts receivable	(347,826)	0
GST recoverable	15,667	0
Prepaid and other current assets	(22,987)	0
Increase (decrease) in: Accounts payable - trade	59,791	0
Revenue payable	101,928	0
Accrued and other liabilities	(294,884)	0
Net cash provided by (used in) operating activities	(577,551)	(142,962)
Cash flows from investing activities: Capital expenditures - oil and gas properties	(11,777,140)	(118,021)
Other capital expenditures	(196,280)	(2,730)
Net cash provided by (used in) investing activities	(11,973,420)	(120,751)
Cash flows from financing activities: Asset Retirement Obligations	272,590	0
Proceeds from disposition of mineral properties	0	20,000
Issuance of shares of stock for cash	12,656,158	0
Net cash provided by (used in) financing activities	12,928,748	20,000
Net increase (decrease) in cash and cash equivalents	377,778	(243,713)
Cash and cash equivalents and beginning of period	3,210,145	586,314
Cash and cash equivalents at end of period	$3,587,922	$342,601

The accompanying notes are an integral part of these financial statements

STORM CAT ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(Stated in Canadian Dollars)

Note 1

Nature of Operations

The Company was incorporated on May 15, 2000 under the Company Act of British Columbia.

The Company is publicly traded on the TSX Venture Exchange. As at March 31, 2005, the Company is in the process of exploring its oil and gas properties in Canada, Mongolia and certain properties in the United States of America. The recoverability of amounts shown for oil and gas properties are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

Note 2

Summary of Significant Accounting Policies

These interim financial statements are unaudited and have not been reviewed by the Company’s external auditors.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

a)

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Storm Cat Energy (USA) Corporation, a foreign company incorporated in the United States and Storm Cat Energy (Mongolia), a foreign company incorporated in Mongolia. All inter-company balances and transactions have been eliminated on consolidation. Storm Cat Energy (Mongolia) has no shares issued and has the right of operating in Mongolia only for coal bed methanol exploration.

b)

Equipment

Equipment is recorded at cost. The Company provides for amortization of equipment using the declining balance method at the following annual rates:

Computer equipment	30%
Computer software	100%
Office equipment	20%
Trucks and camp equipment	30%

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 2

Summary of Significant Accounting Policies – (cont’d)

b)

Equipment – (cont’d)

One-half of the amortization rates are taken on assets acquired during the year. Amortization on the trucks acquired for the work site and the equipment used on the site is included in oil and gas properties.

c)

Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized on a country-by-country (cost centre) basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received, are netted with oil and gas sales.

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Effective January 2004, Accounting Guideline 16 “Oil and Gas Accounting – Full Cost” requires recognition and measurement process to assess impairment of oil and gas properties. In the recognition of an impairment, the carrying value of a cost centre is compared to the undiscounted future net cash flows of that costs centre’s proved reserves using estimates of future oil and gas prices and costs

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 2

Summary of Significant Accounting Policies – (cont’d)

c)

Oil and Gas Properties – (cont’d)

plus the cost of unproved properties that have been excluded from the depletion calculation. If the carrying value is greater than the value of the undiscounted future net cash flows of the proved reserves plus the cost of unproved properties excluded from the depletion calculation, then the amount of the cost centre’s potential impairment must be measured. A cost centre’s impairment loss is measured by the amount its carrying value exceeds the discounted future net cash flows of its proved and probable reserves using estimates of future oil and gas prices and costs plus the cost of unproved properties that have been excluded from the depletion calculation and which contain no probable reserves. The net cash flows of a cost centre’s proved and probable reserves are discounted using a risk-free interest rate. The amount of the impairment loss is recognized as a charge to the results of operations and a reduction in the net carrying amount of a cost centre’s oil and gas properties.

d)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then know facts.

e)

Basic and Diluted Loss Per Share

Basic loss per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

f)

Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate fair value because of the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 2

Summary of Significant Accounting Policies – (cont’d)

g)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

h)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

i)

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar. The reporting currency used in its oil and gas operations is the United States dollar. Monetary assets and liabilities that are denominated in a foreign currency are translated at the exchange rate in effect at the period end and capital accounts are translated at historical rates. Income statement accounts are translated at the average rates of exchange prevailing during the period. Translation adjustments from the use of difference exchange rates from period to period are included in the statement of operations. Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date.

j)

Asset Retirement Obligation

Effective for fiscal years commencing after January 1, 2004, asset retirement costs and liabilities associated with site restoration and abandonment of tangible long-lived assets are initially measured at a fair value which approximates the cost a third party would incur in performing the tasks necessary to retire such assets. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation (accretion expense) and the amortization of the asset retirement cost are recognized in the results of operations.

k)

Oil and Gas Revenue

Sales of oil and gas revenue are recognized in the period in which the product is delivered to the customer and the price is determinable, persuasive evidence of an arrangement exists and collectibility is reasonably assured.

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 3

Oil and Gas Properties Mongolia

On February 26, 2004, the Company signed a five-year Production Sharing Contract with the Petroleum Authority of Mongolia, which was ratified by the Mongolian Government on May 5, 2004. The Company has exclusive rights for conducting coal bed methane gas operations in the petroleum areas in the South Gobi region of Mongolia.

On December 10, 2004, the Company entered into an exploration contract date with the Petroleum Authority of Mongolia for the purpose of acquiring a second exploration block, known as the Tsaidam Block, which is within close proximity to Ulaanbaatar, the Capital of Mongolia. The Tsaidam block is comprised of 5,536,893 acres of land. The Company is required to spend US$300,000 on exploration work by December 31, 2005 to obtain the exclusive right and privilege to apply to the Petroleum Authority of Mongolia for a production sharing contract for any part(s) or all of the territory and lands within the contract area until June 30, 2006.

United States Leases

Wyoming Leases

On January 20, 2005, the Company, through its newly incorporated wholly-owned subsidiary, Storm Cat Energy (USA) Corporation, entered into a definitive Purchase and Sale Agreement with Palo Petroleum, Inc. (“Palo”) of Dallas Texas to purchase all of Palo’s right, title and interest in Palo’s NE Spotted Horse Field, located on the eastern portion of the Powder River Basin, approximately 35 miles northwest of Gillette, Wyoming, for a cash purchase price of US$8,550,000. The acquisition includes Palo’s gas gathering subsidiary, Paso Gaso Pipeline, LLC, which provides gathering and compression services to the field. The effective date of the transaction is January 1, 2005, with closing occurring on February 28, 2005.

Alaska Leases

On January 10, 2005, the Company acquired an additional Petroleum and Natural Gas lease in the Cook Inlet region of Alaska. These lands comprised 3,757 acres in Township 17 North, Range 1 West. and are in close proximity of the existing 18,369 acres. Consideration for the leases was in the form of paying Rentals in the amount of US$9,395.00. The lease is valid until December 31, 2008. Storm cat has agreed to pay all future rentals in exchange for a 100% working interest (84.8% net revenue interest in Lease #ADL 389937).

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004 (UNAUDITED)

Note 3

Oil and Gas Properties – (cont’d)

Canada Leases

On February 15, 2005, the Company announced it entered into a Farm-In agreement with Golden Eagle Energy Ltd. on a large exploration permit called “Moose Mountain” in eastern Saskatchewan. This Saskatchewan Petroleum and Natural Gas Special Exploration Permit comprises 235,830 acres or 368 contiguous sections of land. Storm Cat has farmed into Golden Eagle’s 50% working interest, which provides Storm Cat with a 45% working interest before payout and 30% working interest after payout.

Storm Cat will pay Golden Eagle, the “Farmor”, $750,000 and agrees to pay 95% of the first two years work commitment of $500,000. Furthermore, Storm Cat has agreed to pay 95% of the approximate $100,000 of technical and geological expenses incurred as programs are completed.

Payout provisions provide for Storm Cat, the “farmee”, to recover 2.5 bcfe attributed to its 45% working interest share of petroleum substances produced from the Exploration Permit. Restated, Storm Cat will receive 45% of the first 5.5 bcfe of production from the exploration permit area. At payout, Storm Cat will convert to a 30% working interest in these lands.

Note 4

Share Capital

During the year ended December 31, 2004, the Company changed its authorized share capital to an unlimited number of common shares without par value. At March 31, 2005, a total of 21,358,749 shares are issued and outstanding of which none of these shares are subject to escrow requirements.

a) Outstanding Share Purchase Warrants (post split):

There are 10,287,200 share purchase warrants outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number of Shares	Date Issued	Exercise Price	Expiry Date
700,000	October 21, 2003	$0.065	October 21, 2005
1,185,000	October 18, 2004	$0.50	October 18, 2005
		$0.625	April 18, 2006
560,000	November 10, 2004	$0.775	November 10, 2005
1,462,200	December 17, 2004	$0.775	December 17, 2005
6,380,000	February 24, 2005	$2.60	February 24, 2007
10,287,200

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 4

Share Capital – (cont’d)

b) Outstanding Share Purchase Options (post split):

The options listed below are governed by the terms of the Company’s Amended & Restated Share Option Plan dated for reference April 15, 2005. Under the Plan, the maximum aggregate number of Common shares that may be reserved for issuance under options is 10% of the issued and outstanding Common shares of the Company at the time of the option grant. Therefore, as at May 19, 2005, the Plan would accommodate a maximum of 4,544,906.

The Company has granted employees and directors and consultants common share purchase options with an exercise price equal to the market price of the Company’s shares on the date of the grant,

There are 3,828,332 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Date Issued	Exercise Price	Expiry Date
715,000	November 28, 2003	$0.30	November 28, 2008
450,000	March 3, 2004	$0.50	March 2, 2009
933,332	August 26, 2004	$0.50	August 25, 2009
200,000	October 21, 2004	$0.76	October 21, 2009
220,000	December 7, 2004	$1.275	December 6, 2009
200,000	January 10, 2005	$2.85	January 7, 2010
200,000	March 16, 2005	$1.945	March 16, 2010
200,000	April 15, 2005	$2.69	April 15, 2010
310,000	April 22, 2005	$2.22	April 22, 2010
400,000	April 29, 2005	$1.90	April 29, 2010
3,828,332

c)

Finder’s Fee Warrants – Private Placement – October 18, 2004 (post split):

There are 6,930 outstanding finder’s fees warrants to purchase 6,930 Common shares. The finder’s fee warrants are exercisable at a price of $0.50 in the first 12 months and at a price of $0.625 per share in the remaining six months expiring on April 18, 2006.

d)

Agent’s Warrants – Private Placement – December 17, 2004 (post split):

There are 769,238 outstanding agent’s warrants to purchase 769,238 Common shares. The agent’s warrants entitle the agent to purchase units at a price of $0.775 per agent’s unit for a period of 12 months ending on December 17, 2005. Each agent’s unit will entitle the agent to one additional one Common share and one-half of one warrant. Each whole warrant will entitle the agent to purchase one further Common share for a period of 12 months ending on December 17, 2005 at a price of $0.775 per share.

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 4

Share Capital – (cont’d)

e)

Finder’s Fee Warrants – Private Placement – February 24, 2005:

There are 165,996 outstanding finder’s fee warrants to purchase 165,996 Common shares. The finder’s fee warrants are exercisable at a price of $2.60 per share expiring on February 24, 2007.

f)

Exercised Warrants and Share Purchase Options (post split):

During the quarter ended March 31, 2005, the following share purchase warrants and options were exercised (pre-split):

·

375,000 share purchase warrants at a pre-split price of $0.13 for gross proceeds of $48,750

·

770,000 share purchase warrants at a pre-split price of $0.50 for gross proceeds of $385,000

·

504,406 share purchase warrants at a pre-split price of $1.00 for gross proceeds of $504,406

·

87,500 share purchase options at a pre-split price of $0.60 for gross proceeds of $52,500

·

7,500 share purchase options at a pre-split price of $1.00 for gross proceeds of $7,500

g)

The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

	2004	2003

Risk free rate	2.7%	3.0%
Dividend yield	0%	0%
Expected volatility	90.3%	223%
Weighted average expected stock option life	5 yrs	5 yrs

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock-based compensation charges are expensed for stock options granted with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid on the exercise of stock options for the purchase of stock, together with the amount previously recognized in contributed surplus, is credited to share capital.

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 4

Share Capital – (cont’d)

h)

Private Placement:

On March 2, 2005, the Company closed a non-brokered private placement. On closing, the Company issued a total of 3.2 million units at a pre-split price of $3.90. per unit. Each unit consists of one common share (a “Unit Share”) and one transferable common share purchase warrant (a “Warrant Share”). Each Warrant entitles the holder to purchase one Common share (a “Warrant Share”) at a price of $5.20. per share on or before February 24, 2007. In connection with the private placement, the Company paid finders’ fees to five registered dealers comprising of $263,279.53 in cash payments and 82,998 finders’ fee units. Each finders’ fee unit consists of one additional common share and one non-transferable Common share purchase warrant. Each warrant entitles the finder to purchase one common share at a pre-split price of $5.20 per share on or before February 24, 2007.

i)

Stock Split:

On March 28, 2005, the Company announced that shareholders of the Company approved a subdivision of the Company’s commons shares at a general meeting held on March 24, 2005. The last day of trading in the Company’s shares on a pre-split basis was March 30, 2005. The Company’s shares commenced trading on the TSX Venture Exchange on a post-split basis on March 31, 2005. As of April 4, 2005, the Company had 43,007,498 issued and outstanding common shares.

Note 5

Related Party Transactions

The Company incurred the following charges with directors and officers of the Company, companies with common directors:

	2005	2004
Administration fees	$ 22,375	$ 29,634
Consulting fees	82,812	54,036
Legal and accounting fees	-	7,263
Management fees	16,050	87,500
Private Placement fee	180,000	-
Property evaluation	-	22,341
Deferred exploration costs:	-	-
Transportation and accommodation	12,600	-
	$ 313,837	$ 200,774

Note 6

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in Mongolia and in the United States of America. The Company monitors this exposure, but has no hedge positions. As at March 31, 2005, cash totalling $667,160 was held in US dollars and $828 in Mongolian Tugrog.

STORM CAT ENERGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(UNAUDITED)

Note 7

Income Taxes

At December 31, 2004, the Company has accumulated non-capital losses totalling $1,245,346 which may be applied against future years taxable income. These losses expire as follows:

2007	$ 27,262
2008	90,606
2009	101,985
2010	199,707
2014	825,786
$ 1,245,346

At December 31, 2004, the Company also has incurred Canadian and foreign exploration and development expenses of $3,423,146 which may be applied against certain future taxable income at various rates per year.

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003
Future income tax assets Non-capital losses	$ 443,592	$ 157,838
Temporary difference	1,787	860
Exploration and development expenses	72,879	-
	518,258	158,698
Less: valuation allowance	(518,258)	(158,698)
	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more-likely-than-not that sufficient taxable income will not be realized during the carry-forward periods to utilize all the future tax assets.

Note 8

Subsequent Events

a)

The Company amended and re-instated its incentive stock option plan April 15, 2005.

b)

The Company was the successful bidder on eight tracks in the Cook Inlet Alaska offered by the Division of Oil and Gas on May 18th. The Division of Oil and Gas will make a final determination of the acreage position after title review.